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                                              FILED BY: PROASSURANCE CORPORATION
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                      SUBJECT COMPANY: PROFESSIONALS GROUP, INC.
                                                   COMMISSION FILE NO. 333-49378

                             N E W S   R E L E A S E

                                                     FOR IMMEDIATE RELEASE
                                                     CONTACT:
                                                                    JOHN F. LANG
                                                         CHIEF FINANCIAL OFFICER
                                                                  (517) 347-6207

               PROFESSIONALS GROUP ESTABLISHES EXCHANGE RATIO FOR
                          MEDICAL ASSURANCE TRANSACTION

         OKEMOS, MICH., JUNE 25, 2001 - PROFESSIONALS GROUP, INC. (NASDAQ: PICM) -announced today that the share exchange ratio to be used in the "Combination Election" in its transaction with Medical Assurance will be .897 shares of ProAssurance Corporation (NYSE:PRA) common stock for each share of Professionals Group common stock. The exchange ratio was fixed using the average closing price of Medical Assurance's shares over the twenty trading days ending at the close of trading today, which was $15.61.

         Professionals Group and Medical Assurance are consolidating to form ProAssurance Corporation, a new holding company with insurance operations centered around ProNational Insurance Company, Medical Assurance Company and MEEMIC Insurance Company. The transaction is expected to close, as scheduled, on Wednesday, June 27th. The newly formed company, ProAssurance Corporation, will begin trading on the New York Stock Exchange on Thursday, June 28th under the symbol PRA.

         Shareholders of Professionals Group may choose either the Combination Election of $13.47 in cash and .897 of a share of ProAssurance stock, or the Cash Election of $27.47, for each share of Professionals Group stock they own. Shareholders have until 5:00 PM EDT on the date the consolidation is closed to deliver their elections to the Exchange Agent, Mellon Investor Services, at 85 Challenger Road - Mail Drop - Reorg., Ridgefield Park, New Jersey, 07660,
Attention: Reorganization Department. The consolidation is currently scheduled to close on June 27, 2001.

         This news release contains forward-looking statements that involve risks and uncertainties. The words "anticipate," "believe," "estimate," "expect," "intend," "will," and similar expressions are intended to identify forward-looking statements. Such statements, which include the statements regarding the above described consolidation and the ability of the parties to complete it, reflect the current views of Professionals Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those described herein. Factors that might cause such a difference include, but are not limited to, (1) those discussed in Professionals Group's filings with the SEC, including its Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2000, (2) those discussed in ProAssurance's filings with the SEC, including its Form S-4 registration statement, as amended (Registration No. 333-49378), relating to the consolidation, and (3) the risks and uncertainties that are inherent in any business combination such as the above described consolidation.


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         A registration statement on Form S-4, as amended (Registration No.
333-49378), has been filed by ProAssurance with the SEC regarding the proposed consolidation of Professionals Group and Medical Assurance. You are urged to read the registration statement and the documents included or incorporated by reference therein (including the respective Annual Reports on Form 10-K of Professionals Group and Medical Assurance) because they contain important information regarding the consolidation and the legal rights of security holders. ProAssurance's registration statement, as well as other documents filed by Professionals Group and Medical Assurance with the SEC are available from the SEC's website (http://www.sec.gov). These documents are also available without charge upon request to either:

                  Professionals Group, Inc.          Medical Assurance, Inc.
                  2600 Professionals Drive           100 Brookwood Place
                  Okemos, Michigan 48864             Birmingham, Alabama 35209
                  Attention: Lori A. Beachnau        Attention: Frank B. O'Neil
                  (800) 292-1036                     (800) 282-6242

Corporate Profile:

         Professionals Group is an insurance holding company traded under the symbol "PICM" on the Nasdaq National Market. Professionals Group provides professional liability insurance coverages and services to health care providers through its wholly owned subsidiary ProNational Insurance Company. Professionals Group owns 84% of MEEMIC Holdings, Inc. (Nasdaq listed: MEMH) that provides personal auto, homeowners, boat and umbrella coverages primarily for educational employees and their families through MEEMIC Insurance Company. Both insurance companies are rated A- (Excellent) by A.M. Best.

Press Release Fax Service:

         This news release and other Professionals Group releases are available at no charge through Professionals Group's website (www.ProfessionalsGroup.com) and PR Newswire's Company News on-Call fax service, 800-758-5804, extension 115602.

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